Delisting Determination,The Nasdaq Stock Market, LLC,
December 12,2007, U.S. Energy Systems, Inc.
The Nasdaq Stock Market, LLC (the Exchange) has determined to remove from listing the common stock of U.S. Energy Systems, Inc.(the Company), effective at the opening of business on December 24, 2007.
Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange as it failed to comply with the following
Marketplace Rules: 4310(c)(14). The Company was notified of Staffs determination on April 18, 2007, May 22, 2007, and August 17, 2007. The Company requested a review of the Staffs determination before the Listing
Qualifications Hearings Panel. Upon review of the information provided by the Company,the Panel determined that the Company did not qualify for inclusion on the Exchange based on its failure to comply with the following Marketplace Rules: 4310(c)(14). The
Company was notified of the Panels decision on October 16, 2007 and trading in the Companys securities was suspended on October 18, 2007. The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council.
The Listing Council did not call the matter for review. The Panels Determination to delist the Company became final on November 30, 2007.